

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Darryl Payne
Chief Executive Officer
TV Channels Network Inc.
7582 Las Vegas Blvd South
Las Vegas, NV 89123

> **Re: TV Channels Network Inc.**
> **Offering Circular on Form 1-A**
> **Filed June 27, 2023**
> **File No. 024-12290**

Dear Darryl Payne:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular on Form 1-A submitted June 27, 2023

Plan of Distribution, page 14

1. We note that you refer to the securities to be offered as restricted securities. However, this offering circular relates to an exemption under Regulation A. Please advise. Refer to Section 3(b) to of the Securities Act of 1933 for additional guidance.

Exhibits

2. Please file a legality opinion covering the shares being offered as an exhibit to the offering statement. See Part III, Item 17(12) of Form 1-A.

3. Please file the consent of your independent auditor as an exhibit. See Part III, Item 17(11) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Austin Pattan, Staff Attorney, at (202) 55106756 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jacob Heskett